UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____)

COFFEE PACIFICA, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

192185 10 6

CUSIP Number

July 30, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons' initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

CUSIP No. 192185 10 6

  Names of Reporting Persons. South Rim Financial Corp.

  I.R.S. Identification Nos. of above persons (entities only).

  Check the appropriate Box if a Member of a Group (See Instructions)

  (a)

  SEC Use Only

  Citizenship or Place of Organization: British Columbia, Canada

Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5.	Sole Voting Power: 2,100,000
	6.	Shared Voting Power:
	7.	Sole Dispositive Power: 2,100,000
	8.	Shared Dispositive Power

  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,100,000

  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

  Percent of Class Represented by Amount in Row (9): 28.5%

  Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 192185 10 6

  Names of Reporting Persons. Shailen Singh

  I.R.S. Identification Nos. of above persons (entities only).

  Check the appropriate Box if a Member of a Group (See Instructions)

  (a)

  (b)

  SEC Use Only

  Citizenship or Place of Organization: Canada

Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5.	Sole Voting Power: 2,100,000
	6.	Shared Voting Power:
	7.	Sole Dispositive Power: 2,100,000
	8.	Shared Dispositive Power

  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,100,000

  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

  Percent of Class Represented by Amount in Row (9): 28.5%

  Type of Reporting Person (See Instructions) HC

Item 1.

    Name of Issuer: Coffee Pacifica, Inc.

    Address of Issuer's Principal Executive Offices.

133 East 8th Ave., Suite 201

Vancouver, BC, Canada V5T 1R8

Item 2.

  Name of Person Filing:

  This statement is filed on behalf of South Rim Financial Corp., a British Columbian corporation, and Shailen Singh, a Canadian citizen. South Rim Financial Corp. is an accounting and taxation consulting services firm, and Shailen Singh is the President and sole stockholder of South Rim Financial Corp. Their agreement in writing to file this statement on behalf of each of them is attached hereto.

  Address of Principal Business Office or, if none, Residence:

  10460 Leonard Rd.

  Richmond, BC, Canada V7A 2N5

  Citizenship

  Canada

  Title of Class of Securities

  Common

  CUSIP Number

192185 10 6

Item 3. If this statement is filed pursuant to d d 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	[ ]	An investment adviser in accordance with C240.13d-1(b)(1)(ii)(E)
(f)	[ ]	An employee benefit plan or endowment fund in accordance with C240.13d-1(b)(1)(ii)(F)
(g)	[X]	A parent holding company or control person in accordance with S240.13d-1(b)(1)(ii)(G)
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	[ ]	Group, in accordance with S240.13d-1(b)(1)(ii)(J)

Item 4. Ownership.

  Amount beneficially owned:

  2,100,000

  Percent of class:

  28.5%

  Number of shares as to which the person has:

    Sole power to vote or to direct the vote:

    2,100,000

    Shared power to vote or to direct the vote:

    None

    Sole power to dispose or to direct the disposition of:

    2,100,000

    Shared power to dispose or to direct the disposition of:

None

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Item 6. Ownership of More than Five Percent on Behalf of Another Person

None

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

None

Item 8. Identification and Classification of Members of the Group

None

Item 9. Notice of Dissolution of Group

None

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2003

Date

/s/ Shailen Singh

Signature

/s/ Shailen Singh

Shailen Singh, President

South Rim Financial Corp.

AGREEMENT

JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of Coffee Pacifica, Inc., and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

SOUTH RIM FINANCIAL CORP.

Dated: October 10, 2003                                    /s/ Shailen Singh

                                                                              Shailen Singh, President

Dated: October 10, 2003                                    /s/ Shailen Singh

                                                                              Shailen Singh